SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice with reference to purchase of treasury stock (Thursday, December 16, 2004)
2.	Notice on repurchase of share on market (Thursday, December 16, 2004)
3.	Notice on transfer of shares of a subsidiary (Thursday, December 16, 2004)

December 16, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice with reference to purchase of treasury stock

Please be advised of the following on the purchase of treasury stock pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Additionally, please be informed that the purchase of treasury stock pursuant to the resolution at the Board of Directors’ Meeting held on September 28, 2004 was over.

1. Term for acquisition :	From September 29, 2004 to December 15, 2004

2. Total number of shares acquired :	10,583,000 shares (0.8% of shares issued)

3. Total amount of shares acquired :	¥5,351,333,000

4. Method for acquisition :	Acquisition through Tokyo Stock Exchange

(Reference)

(1)	Details on purchase of treasury stock on market, resolved at the Board of Directors’ Meeting held on September 28, 2004.

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation

• Number of shares to be acquired:	Not exceeding 20.0 million shares (1.5% of shares issued)

• Amount of shares to be acquired:	Not exceeding ¥12.0 billion

• Schedule of purchase :	From September 29, 2004 to December 15, 2004

(2)	Total amount of treasury stock purchased from June 25, 2004 to December 15, 2004, pursuant to the resolution of Board of Directors’ Meeting held on June 25, 2004.

• Number of shares acquired:	28,884,000 shares (2.2% of shares issued)

• Amount of shares acquired:	¥15,225,948,000

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

December 16, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on repurchase of share on market

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on December 16, 2004 that the Company would execute repurchase of its shares on market, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

1. Purpose for the repurchase of shares

To enable the Company to have flexibility on shareholders’ equity

2. Details of repurchase of shares

1) Type of shares to be acquired:	Shares of common stock of the Company

2) Number of shares to be acquired:	Not exceeding 20.0 million shares (1.5% of shares issued)

3) Total amount of shares to be acquired:	Not exceeding ¥12.0 billion

4) Schedule of repurchase:	From December 17, 2004 to March 22, 2005

(REFERENCE)

1) Number of shares issued as of December 15, 2004 excluding treasury stock : 1,311,924,978 shares

2) Number of treasury stock: 28,884,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

December 16, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on transfer of shares of a subsidiary

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on December 16, 2004 that the Company should transfer all the shares of KGT, Inc. (hereinafter “KGT”), one of the Company’s subsidiaries to Cybernet Systems Co., Ltd. (hereinafter “Cybernet”), after the transfer of CAD business of KGT to Kubota Systems, Inc. (hereinafter “KSI”), one of the Company’s subsidiaries.

1. Reason for transfer :

Currently the Company reviews its business portfolio, and in the due course of the review, the Company decided to transfer all the shares of KGT to Cybernet after the transfer of CAD business of KGT to KSI. The Company expects business of KGT will be expanded and the employment of KGT will be maintained through potential product synergies between each business of KGT and two relevant companies.

2. Profile of KGT :

(1) Trade name :	KGT, Inc.
(2) Representative :	Hiroshi Kato, President and Representative Director
(3) Headquarters :	8-8, Shinjuku 2-Chome, Shinjuku-ku, Tokyo
(4) Date of foundation :	November 1, 1994
(5) Principal lines of business :	Sales and development of visualization software, Sales and support of network-related software, Consulting services for 3-dimensioned CAD design
(6) Annual financial closing date :	March 31
(7) Headcount :	104 (as of September 30, 2004)
(8) Principal offices :	Tokyo, Osaka, and Nagoya
(9) Capital stock :	¥450 million
(10) Shares issued :	9,000 shares
(11) Major shareholder :	Kubota Corporation 9,000 shares (100.0% of total shares)
(12) Latest financial results :

(¥million)	Year ended March 31, 2004	Year ending March 31, 2005
Sales	4,404	4,335
Ordinary income	(271)	68

3. Profile of Cybernet :

(1) Trade name :	Cybernet Systems Co., Ltd.
(2) Representative :	Shigehisa Inoue, President and Representative Director
(3) Headquarters :	15-6, Otsuka 2-Chome, Bunkyo-ku, Tokyo
(4) Date of foundation :	April 17, 1985
(5) Principal lines of business :	Sales and support of analysis software for design, and network-related software
(6) Capital Stock :	¥995 million
(7) Headcount :	240 (as of April 1, 2004)
(8) Sales :	¥12.6 billion (in the year ended March 31, 2004)
(9) Relationship between Cybernet and the Company :	Capital :	None
	Personnel :	None
	Transactions :	None
(10) Type of transfer :	Transfer of shares

4. Profile of KSI :

(1) Trade name :	Kubota Systems, Inc.
(2) Representative :	Toshio Ishiguro, President and Representative Director
(3) Headquarters :	2-47, Shikitsu-higashi 1-chome, Naniwa-ku, Osaka
(4) Date of foundation :	July 1, 1987
(5) Principal lines of business :	Development of software, Sales and support of hardware
(6) Capital stock :	¥400 million
(7) Headcount :	439 (as of September 30, 2004)
(8) Sales :	¥10.7 billion (in the year ended March 31, 2004)
(9) Relationship between KSI and the Company :	100%-owned subsidiary
(10) Type of transfer :	Transfer of business

5. Schedule :

December 16, 2004	Resolution at the Board of Directors’ Meeting
Execution of the contract on the transfer of shares
February 1, 2005	Execution of transfer of CAD business to KSI (projected)
April 1, 2005	Execution of transfer of shares to Cybernet (projected)

6. Financial outlook :

The Company forecasts the impacts on financial results of the Company from these transactions will not be material.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: January 5, 2005	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department